SAVARY GOLD CORP. (formerly Savary Capital Corp.)	Exhibit 1.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR PERIOD ENDED SEPTEMBER 30, 2018

RISKS AND UNCERTAINTIES

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations of metal prices, the proximity and capacity of milling facilities, mineral markets, processing reagents and equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Exploration and Development Efforts May Be Unsuccessful

There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in the discovery of recoverable mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, other government regulations (including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals), weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineral ultimately mined may differ from that indicated by drilling results. Short-term factors relating to mineral reserves, such as the need for orderly development of mineral bodies or the processing of new or different grades, may also have an adverse effect on mineral exploration operations and on the results of operations. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Lack of Cash Flow

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company does not expect to generate material revenue from mineral exploration operations or to achieve self-sustaining commercial mining operations for several years. The Company has paid no dividends on its shares since inception and does

SAVARY GOLD CORP. (formerly Savary Capital Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR PERIOD ENDED SEPTEMBER 30, 2018

not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Company is through the sale of its securities. Future additional equity financing would cause dilution to current shareholders.

No Proven Reserves or Mineral Resources

The property is in the exploratory stage only and is without a known body of mineral reserves.

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “reserves.” The Company has not defined or delineated any proven or probable reserves on any of the properties in which it has an interest at this time. The Company has also not defined or delineated any inferred, indicated or measured mineral resources.

No Guarantee of Clear Title to Mineral Properties

While the Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Uncertainty of Obtaining Additional Funding Requirements

Programs planned by the Company may necessitate additional funding, which could cause a dilution of the value of the investment of the shareholders of the Company. The recoverability of its exploration and evaluation assets depends on the discovery of mineralization that can be profitably exploited and on the Company’s capacity to obtain additional funds in order to realize these programs. The Company’s exploration activities can therefore be interrupted at any moment if the Company is incapable of obtaining the necessary funds in order to continue any additional activities that are necessary and that are not described in the exploration programs outlined in the Company’s geological report for its properties.

Mineral Prices May Not Support Corporate Profit

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of these resources. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques.

Competition

The mining industry is intensively competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees.

SAVARY GOLD CORP. (formerly Savary Capital Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR PERIOD ENDED SEPTEMBER 30, 2018

Compliance with Laws and Regulations

The current and future operations of the Company, including further exploration, development activities and commencement of production on its properties, require permits from various local and foreign governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances mine safety and other matters. There can be no assurance that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, especially given that the Company will be conducting exploration activities in a foreign jurisdiction and will be subject to foreign government policies. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Environmental Impact

The Company does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future and anticipates that such obligations will only arise when full scale development commences. As the Company’s project is still in the exploration and development stage and no significant environmental impact has occurred to date, the Company does not currently consider that expenditures required meeting any ongoing environmental obligations at the projects material to its results or to financial condition to the Company at this time. However, these costs may become material in the future and will be reported in the Company’s filings at that time.

Operating Hazards and Risks Associated with the Mining Industry

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities.

SAVARY GOLD CORP. (formerly Savary Capital Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR PERIOD ENDED SEPTEMBER 30, 2018

The Ability to Manage Growth

Should the Company be successful in its efforts to develop its mineral properties or to raise capital for other mining ventures, it will experience significant growth in operations. If this occurs, management anticipates that additional expansion will be required in order to continue development. Any expansion of the Company’s business would place further demands on its management, operational capacity and financial resources. The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Lack of Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual number of dividends received from the Company will remain subject to the discretion of the Company’s Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of common shares.

Dependence of Key Personnel

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.

Conflict of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Lack of Trading

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

SAVARY GOLD CORP. (formerly Savary Capital Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR PERIOD ENDED SEPTEMBER 30, 2018

Political and Social Risk

The company is active in Burkina Faso in central West Africa. In September 2015, public protests led to the collapse of the Compaoré government and the set-up of an interim, civilian-led government until elections, that were deemed fair, were held, approximately a year later. While exploration activities were not disrupted, the situation resulted in increased perceived risk. Recently, there has been increased incidents of terrorist activities, especially in the northeast and eastern portions of the country. While these incidents, some of which have led to the loss of life, have not impacted project activities, we continue to monitor these events and will take additional security and operational measures if required.

Artisanal Miners

Artisanal mining activity is common on the property, especially in the Kueredougou area and to a lesser extent over the Serakoro Main, Kien, West Trend and Diosso South zones. While the Company has been able to get permission to drill test the mineralized zones and other companies have been able to compensate and move the miners, there is no guarantee that access will be granted in the future or that the Company will be successful in moving the miners off the mineralized areas if economic quantities of mineralization are discovered.